UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-40712

Cardiol Therapeutics Inc.

(Translation of registrant's name into English)

602-2265 Upper Middle Road East, Oakville, Ontario, Canada L6H 0G5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Annual General Meeting of Shareholders

99.2	Management Information Circular

99.3	Form of Proxy

99.4	Notice of Availability of Proxy Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOL THERAPEUTICS INC.
(Registrant)

Date: April 28, 2025	By:	/s/ Chris Waddick
Name: Chris Waddick
Title: Chief Financial Officer